UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2005.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  NOVEMBER 8, 2005                    /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO


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CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street
Vancouver, BC   V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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                                                     TRADING SYMBOL:  TSXV - CTM
NOVEMBER 8, 2005                                                   OTCBB - CTMHF

                    EXPLORATION UPDATE ON BULAKASHU PROPERTY

           STRUCTURE ASSOCIATED WITH GOLD MINERALIZATION AT KARABULAK
                      TRACED OVER 5 KILOMETRES ON SURFACE

Centrasia Mining Corp. ("Centrasia") announces that its Phase I exploration program is well underway on its Bulakashu Property in the northern Tien Shan terrane of Kyrgyzstan. The Phase I program will consist of detailed sampling of the Karabulak Prospect and initial evaluations of other gold and copper prospects on the 240 square kilometre property.

The  Karabulak  prospect  consists  of a gold  bearing,  shallow-dipping  quartz stockwork hosted in a thrusted block of sheared, altered volcanics and sediments. Historic trench sampling has delineated the surface expression of the stockwork for over 450 metres and up to 80 metres wide. The historic surface sample results suggest there is potential for the quartz stockwork mineralization to be open along strike and across strike into the adjacent sheared and altered volcanic rocks (for previously reported trench results, see Centrasia -formerly Baradero Resources - News release dated March 17, 2005). Drill results from a four hole diamond drill campaign completed in the fall of 2004 by the Bulakashu Mining Company returned the following drill results.

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HOLE               FROM            TO            INTERVAL            AU
                 (METRES)       (METRES)         (METRES)           (G/T)
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BK04-02            60              65               5.0             1.19
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BK04-03             9              13               4.0             8.08
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BK04-04            29              60              31.0             2.28
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BK04-05            12              30              18.0             1.69
   including       25              30               5.0             4.61
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Due to the late  start of the Phase 1 program  and  deteriorating  fall  weather conditions, field crews initially focussed on a number of prospective gold and copper prospects at higher elevations, leaving the detailed sampling program for the Karabulak Prospect (located at a relatively lower elevations) until the end of the field season. To date, approximately 604 surface grab and chip samples have been collected and submitted for analyses. A 112 line kilometre, 100 metre line spaced, ground magnetic survey has also been initiated, covering a 11 square kilometre area including the Karabulak, Otradny and Severny prospects. A bulldozer road has been pushed through to the Severny Porphyry Cu/Au prospect and a second road is currently being pushed through to the Otradny prospect. Road construction has created new exposure and identified alteration and mineralization that were not previously exposed.


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                                      -2-



The Phase 1 reconnaissance prospecting, mapping and ground geophysics program to date has delineated the surface trace of the north northwest dipping thrust fault associated with the Karabulak prospect over 5 kilometres, linking a number of other mineral occurrences on the property including Otradny (Au) and Severny (Cu/Au porphyry). Centrasia believes that the thrust fault associated with Karabulak and other mineral showings on the property represents a large-scale structural target and has become the focus of Centrasia's exploration efforts on the property. This structural setting is similar to other significant gold occurrence in the Tien Shan belt of Central Asia.

It is Centrasia's intent to develop a portfolio of early stage to advanced base and precious metal projects in Central Asia through joint venture opportunities or direct acquisition by license application. In addition to its exploration activities on Bulakashu, Centrasia will continue to maintain an aggressive program of advanced project evaluations throughout Central Asia.

Centrasia is currently earning a 100% interest in the Bulakashu Mining Company whose sole asset is the exploration license granting the right to explore the 240 square kilometre Bulakashu Property. To earn a 100% interest, Centrasia must expend USD$2.2 million on exploration, issue 2.2 million shares and make cash payments to Marsa Gold LLP, the sole shareholder of BMC.

Douglas Turnbull, P. Geo., a qualified person for the purposes of NI 43-101 was responsible for the preparation of the technical information disclosed in this news release.


On behalf of the
Board of Directors of
CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
______________________
Douglas Turnbull
President & C.E.O.


FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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